Aurora Cannabis Makes Key Leadership Appointments for Science Division

Dr. Shane Morris Appointed Vice President Product Development and Regulatory Affairs
Dr. Kelly Narine Appointed Vice President of Research

TSX: ACB

EDMONTON, March 1, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced the appointments of Dr. Shane Morris as Vice President Product Development and Regulatory Affairs, and that of Dr. Kelly Narine as Vice President of Research.

The appointments are part of Aurora`s continued initiative to develop a dedicated scientific division, tasked with the development and launch of new technologies and products, as well as to conduct advanced scientific research. Aurora expects that the division's initiatives will create novel, higher-margin products and revenue streams that are safe and backed by rigorous scientific research/testing.

Vice President Product Development and Regulatory Affairs

In this newly created role, Dr. Morris will be responsible for the development and market introduction of new cannabis products, as well as provide strategic, regulatory leadership on all new cannabis products. The appointment of Dr. Morris reflects Aurora`s commitment to rigorous science-based innovation, driving the launch of higher-margin cannabis-based products for both the medical market and the adult consumer use market, once legalized. The Company, which is one of the leading suppliers to the Canadian and international medical cannabis markets, anticipates strong growth, driven in part by new adopters of cannabis-based products, and believes that new formulations and drug delivery methods will be key elements in driving competitive differentiation.

Dr. Morris, an experienced executive in the cannabis industry since 2015, was previously part of the senior leadership team at Hydropothecary, a Quebec based licensed producer. His proven expertise in quality assurance, cannabis operations, regulatory affairs and science will prove essential in bringing new cannabis products to market efficiently and effectively. Prior to his activities in the cannabis industry, Dr. Morris had fifteen years of experience at the science and policy interface, working on high-profile risk issues within the Canadian Federal Government. He has held senior positions and/or executive appointments at the Canadian Food Inspection Agency, Public Health Agency of Canada, Natural Resources Canada and Treasury Board Secretariat, where he advised cabinet on regulatory issues. Dr. Morris holds a doctorate from the National University of Ireland in biotechnology and publishes/lectures widely on regulation, risk and policy.

Vice President of Research

Dr. Narine will be leading the Company's research innovation and research partnerships portfolios. Her work will be focused on human health outcomes, product safety, plant biotechnology, and early product development & testing. Dr. Narine has deep expertise in successfully translating promising research into positive human health outcomes. Her appointment and the initiatives that the Company intends on undertaking will drive the development of a significant pipeline of science-based and -backed offerings, which management believes will resonate strongly with the large and rapidly growing domestic and international cannabis markets.

Dr. Narine received her PhD in Medical Genetics from the University of Alberta where she studied molecular and cellular changes in pathways of carcinogenesis. Subsequently, she worked in the life sciences industry in Edmonton in the areas of clinical affairs and quality assurance, ultimately as Director of Clinical Affairs at Afexa Life Sciences, Inc. Transitioning back into academia at the University of Alberta, Kelly managed two province-wide interdisciplinary research and education programs, the first in Cardiology and the subsequent program in Oncology. Most recently, she was the Director of Operations for two Translational Science Institutes at the University of Alberta: the Neuroscience and Mental Health Institute and the Cancer Research Institute of Northern Alberta.

CanniMed – Aurora Medical Cannabis Centre of Excellence

With completion of the CanniMed acquisition anticipated shortly, the Company will be able to accelerate the build up of its medical science division. The Company intends for CanniMed's Saskatchewan operations to become Aurora`s Medical Cannabis Centre of Excellence. Dr. Morris and Dr. Narine will co-ordinate efforts and work closely with the CanniMed science team on new medical initiatives.

Management commentary

"These key appointments reflect our commitment to a science-based approach to innovation, product and technology development," said Terry Booth, CEO. "Our intention is to develop a strong pipeline of new, higher-margin revenue streams to capitalize on the tremendous opportunity in the medical cannabis and adult consumer use markets. Science and innovation are cornerstones of our global growth strategy, and with Shane and Kelly we now have highly experienced leadership for the science division. Furthermore, once completed, the CanniMed acquisition will provide a strong foundation to build our medical science division on, and help further differentiate and diversify our product offering."

Dr. Morris added "I am thrilled to join the Aurora team, a frontrunner in the cannabis industry in Canada and globally. I look forward to the exciting opportunity to develop and launch new products for existing and new markets across the globe, and help Aurora's continued rapid growth."

Dr. Narine added, "To join the innovation leader in this sector, and help develop new offerings with positive human health outcomes, as well as work on the early-stage development of new technologies for a market that has proven to be exceptionally receptive, is extremely exciting. I look forward to working with the Aurora team and helping to advance our scientific leadership in the sector.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/March2018/01/c8898.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:00e 01-MAR-18